Special General Meeting of Shareholders of Cellect Biotechnology Ltd.

Date: March 3, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Special General Meeting of Shareholders:	For	Against	Abstain
1. To approve the appointment of Deloitte Brightman Almagor Zohar, certified public accountants in Israel, as the Company's independent auditor for the year ending December 31, 2019 and its services until the annual general meeting of shareholders to be held in 2020.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here | Please Date Above

Please Sign Here | Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Cellect Biotechnology Ltd. to be Held on March 3, 2020 for Holders as of February 3, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on February 25, 2020

For additional information, please visit:
To Be Provided Later

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.S.T. on February 25, 2020)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 3, 2020** at the **Special General Meeting of Shareholders** of the Company, to be held on **March 3, 2020** at **11:00 a.m. (Israel time)**, at the offices of the Company's attorney, Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903